                                  ATLAS ENERGY RESOURCES, LLC

June 24, 2008

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
  Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Atlas Energy Resources, LLC
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 6, 2008
Form 10-Q for Quarter Ended March 31, 2008
Filed May 5, 2008
File No. 001-33193

Dear Mr. Schwall:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrant’s responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 30, 2008 (the “Comment Letter”).  For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the comment letter.  The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 4

General, page 4

1.
We note the discussion of your properties and proved reserves.  Please furnish to us the petroleum engineering reports – in hard copy and electronic format – that you used as the basis for your December 31, 2007 proved reserve disclosures.

Please also submit, to the extent not otherwise included in those reports, the following information:

Mr. H. Roger Schwall

(a)	One-line recaps of each property, sorted by field within each proved reserve category, including the dates of first booking and estimated first production for your proved undeveloped properties;

(b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

(c)
Individual income forecasts for the three largest wells/leases (net equivalent reserve basis) in the proved developed and proved undeveloped categories for each of the Appalachian and Michigan areas – 12 entities total.  Please include the authorization for expenditure (AFE) for each of the six PUD properties;

(d)
Engineering exhibits and narratives (e.g. maps, rate/time plots, volumetric calculations) for each of these twelve largest entities.  Include analogies and other support for your assumed drainage areas and recovery efficiencies.  Illustrate the basis for your incorporation of an estimated terminal decline rate “less than 5%” per disclosure on page 21.

(e)
For your Antrim shale estimates, explain/illustrate your techniques in accounting for prior depletion and C02 content.  Address whether all of your utilized gas content values were determined by desorption techniques; if not, explain how you accounted for possible initial gas undersaturation.

        Response:  The Registrant has sent to you the hard copy of the report entitled “EXECUTIVE SUMMARY REPORT, Evaluation of Oil and Gas Reserves to the Interests of Atlas Resources, LLC in Certain Properties Located in Various States, Pursuant to the Requirements of the Securities and Exchange Commission, Effective December 31, 2007, Job 07.970” dated February 22, 2008.

(a)	The Registrant requests confidential treatment of the supplementary materials responsive to this comment pursuant to Rule 83.

(b)	The Registrant requests confidential treatment of the supplementary materials responsive to this comment pursuant to Rule 83.

(c)	The Registrant requests confidential treatment of the supplementary materials responsive to this comment pursuant to Rule 83.

(d)	The Registrant requests confidential treatment of the supplementary materials responsive to this comment pursuant to Rule 83.

Mr. H. Roger Schwall

(e)	The technique employed by the Registrant was decline curve analysis using historical gas sales volumes net of CO2 thus accounting for depletion of CO2 content.

2.
Please tell us the reasons for the difference between the disclosed proved reserves you report on page 81 for the DTE Michigan Antrim shale acquisition, amounting to 614 BCFE at mid-year 2007, and the volumes disclosed by DTE for the Michigan properties at year-end 2006 of 442 BCFE.

        Response:  The Registrant notes that two different engineering firms completed the two disclosed proved reserves on page 81. The primary reasons for the differences were differing gas prices and ultimate decline curves.

Appalachia, page 7

3.
We note your statement, “Since implementing the advanced drilling, completion and production techniques (for Marcellus Shale), our initial daily rates (24 hours) into a pipeline have averaged 1.3 Mmcf per day in southwestern Pennsylvania.”  Please disclose whether this rate applies to individual wells or the nine well aggregate.

        Response:  The reference to 1.3 Mmcf per day is the average of the 24 hour daily deliveries for the wells that were on line. The Registrant will clarify this in future filings as follows:

For the nine subsequent wells where we implemented our advanced drilling, completion and production techniques, Wright & Company assigned reserves that averaged 1.3 billion cubic feet ("Bcf") per well and were as high as 1.8 Bcf. Since implementing the advanced drilling, completion and production techniques, our initial daily rate (24 hours) into a pipeline have averaged 1.3 Mmcf per well per day in southwestern Pennsylvania. We plan to drill and complete at least 150 vertical Marcellus Shale wells over the next 18 months.

Risk factors, page 20

Our estimated reserves are based on many assumptions that may prove to be inaccurate.  Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves, page 22.

4.
You state, “Our PV-10 [and the standardized measure] is calculated using natural gas prices that include our physical hedges but not our financial hedges.”  As you may know, the guidance in SFAS 60, paragraph 30 specifies that the standardized measure must be based on year-end prices relating to the proved reserves, except that future price changes should be considered to the extent provided under contractual arrangements.  Tell us how you differentiate between physical and financial hedges, and explain whether the contractual arrangements associated with your physical hedges are specific to a property, whereas the hedged item is future production, and the property is identified.

Mr. H. Roger Schwall

        Response:  The Registrant defines physical hedge contracts as forward sales of natural gas for delivery in the future at a set price. Financial hedges are contracts with counterparties which do not include delivery of the gas, and do not qualify for hedge accounting. The physical contracts are specific to individual properties. The forward sales contract (or physical hedge) prices were used in the calculation of PV-10 in the Registrant’s reserve report.

Properties, page 33

Natural Gas and Oil Reserves, page 34

5.
The guidance in Instruction 3 to Item 102 of Regulation S-K requires detailed information for individual properties that are of major significance to your operations.  Please disclose separately for the Michigan and Appalachia regions, your proved reserves, associated cash flows, productive wells, historical gas and oil production, average historical gas and oil sales prices and average historical production costs.

        Response: The Registrant does not have any individual properties that are of major significance to its regions or segments.

Average Production Cost per MCFE, page 35

6.
The components of and figures for production costs under this heading appear inconsistent with those presented on page 47.  Please resolve these differences.  Tell us the component that includes water disposal.

        Response: The production costs on page 35 include the transportation (gathering charges) component of production costs, and on page 47, the transportation costs are shown separately.  When the two components are added together on page 47, the figures for production costs agree to page 35 in total in all years prior to the acquisition of the Michigan properties in 2007. Due to the weighted average of the costs in 2007 the figures in the table on page 47 do not add up to the amount on page 35. In future filings the Registrant will add a total line to the table on page 47 which will agree with the table on page 35. Water disposal is included within production costs in the table on page 47.

Developed and Undeveloped Acreage, page 36

7.
We generally find disclosure of material undeveloped acreage that is subject to expiration in each of the next three years would be responsive to and appropriate under the guidance in paragraph 5 of SEC Industry Guide 2.

        Response:  The Registrant has disclosed in its Risk Factors on page 26 of its Form 10-K lease acreage expiring in 2008 (4% of its existing acreage). The Registrant believes that leases expiring in 2008, 2009 and 2010 are immaterial.  The Registrant will disclose this information in future filings.

Mr. H. Roger Schwall

Financial Statements, page 66

Note 1 – Description of Business and Basis of Presentation, page 72

Principles of Combination and Consolidation, page 72

8.
We understand that you are the managing general partner for the investment partnerships, including those listed elsewhere in this letter, and that you proportionately consolidate your investments in these partnerships in your financial statements.

The guidance of EITF 04-5 requires a general partner to fully consolidate a limited partnership that it controls.  Please explain to us how you concluded, as the general partner, that you do not control these partnerships in deciding that proportionate consolidation, rather than full consolidation, was appropriate.

        Response:  EITF 04-05 provides a framework for determining whether a general partner controls, and should consolidate, a limited partnership based on the fundamental principle: a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest unless the presumption is overcome.

The presumption is overcome if the limited partners have either:

1.	The substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause (also referred to as substantive kick-out rights), or

2.           Substantive participating rights.

The limited partners’ ability to exercise substantive kick-out rights will overcome the presumption that a general partner controls the partnership. Substantive kick-out rights must have both the following characteristics:

•	They can be exercised by a single limited partner or a vote of a simple majority (or a lower percentage) of the limited partner voting interests held by parties other than the general partner, and

•	The limited partners holding the kick-out rights have the ability to exercise those rights if they choose to do so (i.e., there are no significant barriers to the exercise of the rights).

Mr. H. Roger Schwall

The limited partnership agreements for the Registrant’s investment partnerships provide that the general partner may be removed upon the consent of not less than a majority of the limited partners other than the general partner. In addition, there are no barriers in the limited partnership agreements to prevent the limited partners from exercising these rights. Accordingly, the Registrant believes that the limited partners have substantive kick-out rights, and therefore the general partner is not required to fully consolidate the partnerships as prescribed by EITF 04-5.

9.
We note your disclosure stating that your interests in the limited partnerships that are proportionately consolidated “…typically range from 30% to 35%.”  Please tell us of any instances where your interests in the limited partnerships have exceeded 50%, whereas you would not otherwise qualify for equity method accounting, a condition for the use of proportionate consolidation of unincorporated legal entities under EITF 00-1.

        Response: The Registrant’s interests in any limited partnerships that may be over 50% are very immaterial to its financial statements, and therefore are accounted for on a proportional consolidation basis consistent with all of the Registrant’s limited partnership investments.

Note 2 – Summary of Significant Accounting Policies, page 73

Impairment of Long-Lived Assets, page 76

10.
We note you have not recognized impairment charges related to your oil and gas properties in any of the financial statement periods presented.  However, we note some of the investment partnerships had recorded impairment charges in their separate financial statements for the years ended December 2006 and 2007.  Please tell us where your proportionate share of such charges is reflected in your financial statements, and why you believe separate presentation and disclosure of these charges is not warranted.

        Response:  The Registrant records its investment in its limited partnerships within its Property, Plant and Equipment in its consolidated balance sheets. The costs associated with these investments are depleted based on the Registrant’s reserves, not the reserves of the individual limited partnerships. The Registrant’s reserves are prepared based on the economics of the wells to the Registrant’s interest which are different than the limited partnership economics. These differences generally include lower development costs, lower operating costs, lower asset retirement costs and greater asset retirement proceeds. These items are in accordance with the Registrant’s limited partnership agreements.  Based on the Registrant’s reserve report and its relative book values, the Registrant has not experienced any impairment to its oil and gas properties.

Mr. H. Roger Schwall

Note 6 – Certain Relationships and Related Party Transactions, page 84

11.
We note your parent, Atlas America Inc. provide centralized corporate functions to you, and that you have reflected the costs associated with providing those functions in general and administrative expense.  Please disclose the method used to allocate these costs to you to comply with the guidance in IRQ2 of SAB Topic 1:B:1.

        Response:  In future filings, the Registrant proposes to add the following disclosure to its Note 6 – Certain Relationships and Related Party Transactions:

The compensation costs of these employees, and rent for the offices out of which they operate, are allocated to the Company based on estimates of the time spent by such employees in performing services for the Company. This allocation of costs may fluctuate from period to period based upon the level of activity by the Company of any acquisitions, equity or debt offerings, or other non-recurirng transactions, which requires additional management time. Management believes the method used to allocate these expenses is reasonable.

12.
Tell us the reasons you have not included disclosure about the following matters in the limited partnership filings of entities over which you are the general partner or which you otherwise control; and indicate how you will resolve the absence of such disclosure.

•	Proved developed reserves separate from total proved reserves;
•	Explanation of significant annual changes in proved reserves;
•	Description of the procedures used and conclusions reached by your third party petroleum consultant upon performing a “review” of your partnerships’ proved reserve information.
•	Reasons for significant impairment charges.

Please be sure to address the related disclosures provided by the following limited partnerships in conjunction with your reply.

ATLAS AMERICA PUBLIC #14-2004 LP (CIK 1294476)
ATLAS AMERICA PUBLIC #15-2005 (A) PROGRAM (CIK 1335236)
ATLAS AMERICA PUBLIC #15-2006 (B) LP (CIK 1357361)
ATLAS AMERICA PUBLIC #11-2002 LTD (CIK 1175028)
ATLAS AMERICA PUBLIC #12-2003 PROGRAM (CIK 1238289)
ATLAS AMERICA SERIES #25-2004 A LP (CIK 1283810)
ATLAS AMERICA SERIES #25-2004 B LP (CIK 1294208)
ATLAS AMERICA PUBLIC #26-2005 LP (CIK 1342514)
ATLAS AMERICA SERIES #27-2006 LP (CIK 1379763)
ATLAS AMERICA PUBLIC #10 LTD (CIK 1157516)
ATLAS AMERICA PUBLIC # 9 LTD (CIK 1121745)

Mr. H. Roger Schwall

        Response:

•	Proved developed reserves separate from total proved reserves
The partnerships do not report proved developed reserves separate from total proved reserves since there are no proved undeveloped reserves.  In accordance with the partnership agreements, all properties are contributed to the partnerships upon commencement of drilling.

•	Explanation of significant annual changes in proved reserves
The Registrant is currently in the process of reviewing the presentation and disclosure of “Significant changes in proved reserves.”  Due to the structure of the partnerships, the lack of a market to trade these investments and the emphasis on cash distributions the Registrant respectfully submits that it would like to address the expanded disclosure in the December 31, 2008 Form 10-Ks rather than amend the December 31, 2007 Form 10-KSBs.

In coming to this decision the Registrant evaluated the December 31, 2007 Form 10-KSB’s for the 11 partnerships listed above to determine the extent of any possible additional disclosures.  The following is a summary of the results:

The Company believes the Atlas America Public #14-2004 Form 10-KSB was properly reported as to the above items for the year ending December 31, 2007.  All of the limited partnerships listed above, with the exception of Public #14-2004, did not have explanatory language included within the reserve footnote that detailed the change in the proved reserve quantities.  However, all the financial statement disclosures for the entities listed above did include explanatory language for the change in reserve quantities in the section titled “Management’s discussion and analysis.”  Two of the annual reports, Public #15-2006 (B) and Series 26-2005, did not show the detail breakout of Extensions and discoveries vs. Revisions to previous estimates.   However, in all cases the total amount of proved reserves identified as of the beginning and ending periods were accurate.

The Registrant’s desire not to amend prior filings is based on the following considerations:

The Registrant does not believe that the revised disclosure would be material to investors. Once the original investment decision has been made it is unlikely that the partnership will experience any significant trading volume.  Historically the partnerships experience transfers in ownership due to “gifting” or as the result of estate transfers due to the death of the original unit holder. Further, the structure of the partnership does not allow increased investment beyond the investor’s original decision to invest in the partnership.

Mr. H. Roger Schwall

Once all the wells have been drilled, the only change in reserves that will occur is a result of production and revisions to estimates.  And as stated earlier, the ending balance of proved reserves for all partnerships identified is accurate.

Based on the above information and analysis there does not appear to be a significant benefit to the partners to incur the additional expense of amending prior period reports. In future filings, the above matters will be disclosed in the limited partnership filings.

•	Description of the procedures used and conclusions reached by your third party petroleum consultant upon performing a “review” of your partnerships’ proved reserve information
The partnerships’ annual reserve evaluation was prepared by Wright & Company based on the “Executive Summary Report, Evaluation of Oil and Gas Reserves to the Interests of Atlas Energy Resources, LLC in Certain Properties Located in Various States, Pursuant to the Requirements of the Securities and Exchange Commission, Effective December 31, 2007”, dated February 22, 2008.  Historical production and pricing information at the well level was used from the Registrant’s reserve report to prepare the Partnership reserve reports as a matter of convenience since this information had already been provided to Wright & Company in preparing the Registrant’s reserve report.  Wright & Company prepared a separate report modified for the economics of the partnerships and its evaluation was done based on the Partnerships as separate stand-alone legal entities and under the same SEC guidelines and accepted industry methods as any other oil and gas company.

•	Reasons for significant impairment charges
The Registrant respectfully submits that the limited partnerships have explained the reasons for significant impairment charges in their Summary of Significant Accounting Policies footnotes and in Management’s Discussion and Analysis of Financial Condition and Results of Operations ─ Critical Accounting Policies ─ Impairment of Oil and Gas Properties in the partnership Form 10-K should be for the year ended December 31, 2007.

Supplemental Oil and Gas (Unaudited), page 96

Oil and Gas Reserve Information, page 98

13.
The guidance in SFAS 69, paragraph 11 requires that you provide an explanation of “significant changes” in the specified line items in your disclosure.  It appears you drilled twice the net productive wells in 2007 as you drilled in 2006, but the corresponding reserve additions were roughly 2.7 times larger in 2007.  Please disclose the reasons for the 2007 “Extensions, discoveries and other additions” line item reserve addition, in comparison to the corresponding line item for 2006.

Mr. H. Roger Schwall

        Response:   The Registrant respectfully submits that it has complied with the requirements of SFAS 69, paragraph 11. The Registrant does not believe this disclosure requires an explanation of these changes. As an explanation of the above, during 2007 the Registrant began to drill Marcellus wells which have a lower per Mcfe finding cost than the historical cost of wells drilled in previous years. In addition, the Registrant had 1,302 proved undeveloped wells included in its 2007 reserves as opposed to 519 wells in 2006. This resulted in reserves being added but no corresponding wells being drilled.

Oil and Gas Reserve Information, page 99

14.
Your presentation of the standardized measure indicates the 2006 projected unit development cost is about $2.50/MCFE (=$150 million/61 BCFE) and the 2007 unit cost is about $1.34/MCFE (=$388 million/290 BCFE).  Please explain to us the reasons for this difference.

        Response:  The factors involved in this calculation include the fact that the Registrant has included Marcellus wells in its 2007 calculation (which have a lower development cost per Mcfe) and the price of natural gas and oil increased in 2007 as compared to 2006, which would extend the life of the well and therefore add more Mcfe for the same development cost.

Item 11.  Executive Compensation, page 107

General

15.
Please confirm in writing that you will comply with comments 16 through 20 in all future filings.  Provide us also with an example of the disclosure you intend to use.  Please understand that after our review of your responses, we may raise additional comments.

        Response:  The Registrant confirms that it will comply with its request in future filings.  Additionally, where applicable, the Registrant has provided examples of the disclosure that Registrant intends to use in future filings.

16.
We note that you have not disclosed in this section the terms of the employment agreement between Mr. E. Cohen and Atlas America, Inc., including the payments that may be payable to him under such agreement.  As such payments could be attributed to you, please disclose them in your filing.

        Response:  Historically, the Registrant has not included a description of Mr. E. Cohen’s employment agreement with Atlas America because, unlike Mr. Weber, only a portion of his compensation is allocated to it.  The following is the proposed disclosure with respect to the terms of the employment agreement between Mr. E. Cohen and Atlas America, Inc. which would be included in future filings:

Mr. H. Roger Schwall

Employment Agreements

Edward E. Cohen

In May 2004, Atlas America entered into an employment agreement with Edward E. Cohen, who currently serves as our Chairman, Chief Executive Officer and President. The agreement requires him to devote such time to us as is reasonably necessary to the fulfillment of his duties, although it permits him to invest and participate in outside business endeavors. The agreement provided for initial base compensation of $350,000 per year, which may be increased by the Atlas America Compensation Committee based upon its evaluation of Mr. Cohen’s performance. Mr. Cohen is eligible to receive incentive bonuses and stock option grants and to participate in all employee benefit plans in effect during his period of employment. The agreement has a term of three years and, until notice to the contrary, the term is automatically extended so that on any day on which the agreement is in effect it has a then-current three-year term.

The agreement provides for a Supplemental Executive Retirement Plan, or SERP, pursuant to which Mr. Cohen will receive; upon the later of his retirement or reaching the age of 70, an annual retirement benefit equal to the product of:

•      6.5% multiplied by

•      his base salary as of the time Mr. Cohen’s employment with us ceases, multiplied by

•	the number of years (or portions thereof) which Mr. Cohen is employed by Atlas America but, in any case, not less than four.

The maximum benefit under the SERP is limited to 65% of his final base salary. The benefit is guaranteed to his estate for up to 10 years if he should die before receiving 10 years’ of SERP benefits. If there is a change of control, if Mr. Cohen resigns for good reason, or if Atlas America terminates his employment without cause, then the SERP benefit will be the greater of the accrued benefit pursuant to the above formula, or 40% of his final base salary.

The agreement provides the following regarding termination and termination benefits:

•
Upon termination of employment due to death, Mr. Cohen’s estate will receive (a) a lump sum payment in an amount equal to his final base salary multiplied by the number of years (or portion thereof) that he shall have worked for Atlas America (but not to be greater than 3 years’ base salary or less than one year’s base salary), (b) payment of his SERP benefit and (c) automatic vesting of all stock and option awards.

•
Atlas America may terminate Mr. Cohen’s employment if he is disabled for 180 days consecutive days during any 12-month period. If his employment is terminated due to disability, he will receive (a) his base salary for 3 years, and such 3 year period will be deemed a portion of his employment term for purposes of accruing SERP benefits, (b) continuation of term life and health insurance then in effect for 3 years, or an amount equal to Mr. Cohen’s after tax cost of continuing such coverage in case Atlas America cannot continue coverage, (c) payment of his SERP benefit, (d) automatic vesting of all stock and option awards and (e) after such 3 year period, any amounts payable under Atlas America’s long-term disability plan.

Mr. H. Roger Schwall

•
Atlas America may terminate Mr. Cohen’s employment without cause upon 30 days’ written notice or upon a change of control after providing at least 30 days’ written notice. He may terminate his employment for good reason or upon a change of control. Good reason is defined as a reduction in his base pay, a demotion, a material reduction in his duties, relocation, his failure to be elected to Atlas America’s Board of Directors or Atlas America’s material breach of the agreement. If employment is terminated by Atlas America without cause, by Mr. Cohen for good reason or by either party in connection with a change of control, he will be entitled to either (a) if Mr. Cohen does not sign a release, severance benefits under Atlas America’s then current severance policy, if any, or (b) if Mr. Cohen signs a release, (i) a lump sum payment in an amount equal to 3 years of his average compensation (which the agreement defines as the average of the 3 highest years of total compensation that he shall have earned under the agreement, or if the agreement is less than three years old, the highest total compensation in any year), (ii) continuation of term life and health insurance then in effect for 3 years, or an, amount equal to Mr. Cohen’s after tax cost of continuing such coverage in case coverage by Atlas America cannot be continued, (iii) payment of his SERP benefit and (iv) automatic vesting of all stock and option awards.

•
Mr. Cohen may terminate the agreement without cause with 60 days notice to Atlas America, and if he signs a release, he will receive (a) a lump sum payment equal to one-half of one year’s base salary then in effect, (b) automatic vesting of all stock and option awards and (c) if he has reached retirement age, his SERP benefits.

•
Atlas America may terminate his employment for cause (defined as a felony conviction or conviction of a crime involving fraud, embezzlement or moral turpitude, intentional and continual failure to perform his material duties after notice, or violation of confidentiality obligations), in which case he will receive only accrued amounts then owed to him.

Change of control is defined as:

•
the acquisition of beneficial ownership, as defined in the Securities Exchange Act, of 25% or more of Atlas America’s voting securities or all or substantially all of Atlas America’s assets by a single person or entity or group of affiliated persons or entities, other than an entity affiliated with Mr. Cohen or any member of his immediate family;

•
Atlas America consummates a merger, consolidation, combination, share exchange, division or other reorganization or transaction with an unaffiliated entity in which either (a) Atlas America’s directors immediately before the transaction constitute less than a majority of the board of the surviving entity, unless  1/2 of the surviving entity’s board were Atlas America’s directors immediately before the transaction and Atlas America’s chief executive officer immediately before the transaction continues as the chief executive officer of the surviving entity; or (b) Atlas America’s voting securities immediately prior to the transaction represent less than 60% of the combined voting power immediately after the transaction of Atlas America, the surviving entity or, in the case of a division, each entity resulting from the division;

•
during any period of 24 consecutive months, individuals who were Atlas America Board members at the beginning of the period cease for any reason to constitute a majority of the Atlas America Board, unless the election or nomination for election by Atlas America’s  stockholders of each new director was approved by a vote of at least 2/3 of the directors then still in office who were directors at the beginning of the period; or

•
Atlas America’s stockholders approve a plan of complete liquidation of winding up of Atlas America, or agreement of sale of all or substantially all of Atlas America’s assets or all or substantially all of the assets of Atlas America’s primary subsidiaries to an unaffiliated entity.

Mr. H. Roger Schwall

In the event that any amounts payable to Mr. Cohen upon termination become subject to any excise tax imposed under Section 4999 of the Code, Atlas America must pay Mr. Cohen an additional sum such that the net amounts retained by Mr. Cohen, after payment of excise, income and withholding taxes, equals the termination amounts payable, unless Mr. Cohen’s employment terminates because of his death or disability.

If a termination event had occurred as of December 31, 2007, we estimate that the value of the benefits from Atlas America to Mr. Cohen would have been set forth in the following table.  We anticipate that a portion of the lump severance payments and the benefits costs would be allocated to us, consistent with current practice.

Reason for termination	Lump sum severance payment	SERP(1)	Benefits(2)	Accelerated vesting of stock awards and option awards(3)	Tax gross- up(4)
Death	$2,700,000(5)	$2,340,000	$—	$16,298,800	$—
Disability	2,700,000(5)	2,340,000	39,935	16,298,800	—
Termination by Atlas America without cause(6)	9,700,000(7)	3,600,000	39,935	16,298,800	—
Termination by Mr. Cohen for good reason(6)	9,700,000(7)	3,600,000	39,935	16,298,800	—
Change of control(6)	9,700,000(7)	3,600,000	39,935	16,298,800	1,571,500
Termination by Mr. Cohen without cause	450,000(5)	2,340,000	—	16,298,800	—
____________

(1)           Represents the value of vested benefits payable calculated by multiplying the per year benefit by theminimum of 10 years.

(2)           Represents rates currently in effect for COBRA insurance benefits for 36 months.

(3)           Represents the value of unvested and accelerated Atlas America option awards and stock awards disclosedin the “Outstanding Equity Awards at Fiscal Year-End Table” in Atlas America’s Annual Report on Form10-K.  The payments relating to option awards are calculated by multiplying the number of accelerated options by the difference between the exercise price and the closing price of the applicable stock on December 31, 2007. The payments relating to stock awards are calculated by multiplying the number of accelerated shares or units by the closing price of the applicable stock on December 31, 2007.

(4)           Calculated after deduction of any excise tax imposed under section 4999 of the Code, and any federal, stateand local income tax, FICA and Medicare withholding taxes, taking into account the 20% excess parachutepayment rate and a 42.65% combined effective tax rate.

(5)           Calculated based on Mr. Cohen’s 2007 base salary.

(6)           These amounts are contingent upon Mr. Cohen executing a release. If Mr. Cohen does not execute a releasehe would receive severance benefits under Atlas America’s current severance plan.

(7)           Calculated based on Mr. Cohen’s 2007 base salary and bonus.

Mr. H. Roger Schwall

Compensation Discussion and Analysis, page 107

Supplemental Benefits, Deferred Compensation and Prerequisites, page 109

17.
We note your disclosure that you “do not emphasize supplemental benefits for executive officers other than Mr. E. Cohen.”  It is not clear from your filing what supplemental benefits are provided to Mr. Cohen that may be allocated to you.  Please provide the information Item 402 of Regulation S-K requires with respect to such benefits.

        Response:  The only supplemental benefit provided to Mr. E. Cohen is his Supplemental Executive Retirement Plan, which is only allocated to him at Atlas America.  There are no supplemental benefits for Mr. E. Cohen that are allocated to the Registrant.   The Registrant proposes the following clarification for future filings:

Supplemental Benefits, Deferred Compensation and Perquisites

We do not provide supplemental benefits for executives and perquisites are discouraged.  Atlas America does provide a Supplemental Executive Retirement Plan for Mr. E. Cohen pursuant to his employment agreement; however, none of those benefits or related costs are allocated to the Registrant.  None of our NEOs have deferred any portion of their compensation.

Determination of 2007 Compensation Amounts, page 109

18.
Please expand your disclosure regarding your compensation committee’s consideration of “the individual’s performance” during fiscal 2007 in determining the actual amounts to be paid to the Atlas America, Inc. executives.  For example, we note the “key individual contributions” that are disclosed in the annual report of Atlas America, Inc. for the fiscal year ended December 31, 2007.

        Response:  In future filings, the Registrant will expand its disclosure regarding the compensation committee’s consideration of each individual’s performance during the fiscal year in determining the actual amounts to be paid to the Atlas America, Inc. executives.  The disclosure would be similar to the following, as appropriate:

In determining the actual amounts to be paid to the NEOs, the Compensation Committee looked to both the individual’s performance as well as to the overall performance of Atlas America and its affiliates, including us, during fiscal 2007.  The Compensation Committee acknowledged some of the key individual contributions as set forth below:

•
Mr. E. Cohen was a critical force in all of Atlas America’s significant initiatives as well as the significant initiatives of its affiliates, including the successful acquisitions by both us and Atlas Pipeline Partners, resulting in the doubling of Atlas America’s combined market capitalization from $3 billion to $5.9 billion by the end of December 2007.

Mr. H. Roger Schwall

•
Mr. J. Cohen was responsible for some of Atlas America’s most important initiatives, including the Dutch tender auction in which it repurchased 2.25 million shares in early 2007 at $35.70 per share at a sizeable discount from recent prices which had hovered at $60 per share.  Additionally, Lightfoot Capital Partners, in which Atlas America owns an approximate 18% interest, and for which Mr. J. Cohen serves as Chairman, successfully commenced operations during 2007 and completed a number of significant acquisitions.

•
Mr. Jones’s and Mr. J. Cohen’s financial expertise was instrumental in the successful raising of almost $2 billion in equity for us and Atlas Pipeline Partners acquisitions under tight time schedules and challenging market conditions.  Additionally, Mr. Jones’s investment banking expertise was a significant factor in Atlas America’s ability to obtain over $1.5 billion in debt financing on favorable terms.

•	Mr. Weber was instrumental in our acquisition of assets from DTE Energy Company, which resulted in the tripling in size of our exploration and production business.

•
Mr. Kotek is responsible for our direct-placement energy investment programs. In calendar year 2007, Mr. Kotek was responsible for raising $363 million in funds, representing a 67% increase in funds raised from the amount raised in calendar year 2006.

Annual Incentives, page 110

Discretionary Bonuses, page 110

19.
Please clarify why the compensation committee recommended the cash bonus to Mr. Kotek as a result of the performance of your direct-placement energy investment programs.  If true, clarify that the committee made such recommendation because Mr. Kotek is responsible for such programs.

        Response:  In future filings, the Respondent will clarify the reasons for the compensation committee’s compensation recommendations.  The disclosure would be similar to the following:

        As the Chairman, President and Chief Executive Officer of the managing general partners of the Registrant's direct-placement energy investment programs, Mr. Kotek is responsible for raising the funds for the programs. The compensation committee recommended awarding Mr. Kotek a cash incentive in recognition of the $363 million in funds that he was responsible for raising in calendar year
        2007, which represented a 67% increase in funds raised from the amount that had been raised in calendar year 2006.

Mr. H. Roger Schwall

Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 120

20.
Please provide the information required by Item 404(b) of Regulation S-K with respect to your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a).

        Response:  The Registrant will include the following information in future filings:

The Registrant’s policy is to have its board of directors or its conflicts committee, which is comprised solely of independent directors, review transactions with related persons that are required to be disclosed in proxy statements by SEC regulations.  In approving any related person transaction, the board or committee must determine that the transaction is fair and reasonable to the Registrant.
Exhibits

21.
It would appear that your agreements with Atlas Pipeline Partners, L.P., Atlas America Inc., and Atlas Energy Management, Inc., would constitute material contracts.  Please file them as exhibits to your filing.

        Response:  The Registrant included the referenced agreements in its 2006 10-K, all of which were incorporated therein from previous filings, because it became a party to those agreements pursuant to agreements executed during that reporting period.  The Registrant eliminated the references to these agreements from its 2007 10-K in reliance upon Regulation S-K Item 601(a)(4).  The Registrant will list these agreements as exhibits in future filings.

Form 10-Q for the Interim Period Ended March 31, 2008
Controls and Procedures, page 48

22.
Although you disclose that there have been “…no significant changes” made in your internal controls over financial reporting, the  guidance in Item 308(c) of Regulation S-X requires that you disclose any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

        Response:   The Registrant proposes to modify the wording in future filings if circumstances are the same to the following disclosure:

There have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially effect, our internal control over financial reporting during our most recent quarter.

Mr. H. Roger Schwall

The Registrant acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact Nancy J. McGurk, Chief accounting Officer, at (330) 896-8510 or Lisa Washington, Chief Legal Officer, at (215) 717-3387.

Very truly yours,

Atlas Energy Resources, LLC

By:  s/s Nancy J. McGurk

Name:  Nancy J. McGurk

Title:  Chief Accounting Officer